Exhibit 99.19

Bookham Technology plc

26 February 2004

Oxfordshire, UK – 26 February 2004:  Bookham Technology plc announces that on 25 February 2004 it received notification from Aviva plc (formerly CGNU plc) (“Aviva”) that, following a purchase of 349,000 ordinary shares in the Company on 23 February, its subsidiary Morley Fund Management Limited is now interested in 24,030,567 ordinary shares, representing approximately 11.07% of the current issued share capital of the Company, including a material interest in 16,876,213 shares (7.77%).  Aviva has the same interest.